SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Exhibit Index

The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of ORIX Corporation’s Registration Statement on Form F-3 (File No. 333-273159) and to be a part of such prospectus from the date of the filing thereof.

Exhibit	Description

4.1	Form of Global Note for 4.450% Notes due 2030

5.1	Opinion of Mitsui Company

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Mitsui Company (included in exhibit 5.1)

23.2	Consent of Davis Polk & Wardwell LLP (included in exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : September 9, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation